FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Commonwealth Bank of Australia
ABN 48 123 123 124
(Registrant’s Name)
Level 2
48 Martin Place
SYDNEY NSW 1155
AUSTRALIA
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☑           Form 40-F     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  ☐
Note: Regulation S-T Rule 101(b)(l) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)   ☐
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organised (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐          No          ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
INDEX TO EXHIBITS
EX-99.1: MEDIA RELEASE
EX-99.2: MEDIA RELEASE
EX-99.3: MEDIA RELEASE

The information contained in the Exhibits to this Form 6-K shall be incorporated by reference into the prospectus relating to the Registrant’s debt securities contained in the Registrant’s Registration Statements on Form F-3 (File Nos. 333-11964 and 333-11928), as such prospectus may be amended or supplemented from time to time.
Documents Furnished by the Registrant

Exhibit No.	Description

1.	Commonwealth Bank of Australia — Appointment of CBA Director — Mr Harrison Young
2.	Commonwealth Bank of Australia — Appointment of CBA Director — Sir John Anderson
3.	Commonwealth Bank of Australia — Third Quarter Trading Update
Certain statements in the exhibits to this Form 6-K constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including economic forecasts, assumptions, business and financial projections, involve known and unknown risks, uncertainties and other factors. Theses factors may cause the actual results, performance or achievements of Commonwealth Bank of Australia and its consolidated subsidiaries (the “Group”) to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include demographic changes, changes in competitive conditions in Australia, New Zealand, Asia, the United States or the United Kingdom, changes in the regulatory structure of the banking, life insurance and funds management industries in Australia, New Zealand, the United Kingdom or Asia, changes in political, social, credit and economic conditions in Australia or New Zealand, legislative proposals for reform of the banking, life insurance and funds management industries in Australia, and various other factors beyond the Group’s control that may also affect the performance of the Group. Given these risks, uncertainties and other factors, investors are cautioned not to place undue reliance on such forward-looking statements.
Details on significant risk factors applicable to the Group are detailed on page 14 of the Bank’s Annual Report on Form 20-F for the fiscal year ended 30 June 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

COMMONWEALTH BANK OF AUSTRALIA

By:	/s/ John Damien Hatton
Name: John Damien Hatton
Title:  Company Secretary
Date:  20 April, 2007

INDEX TO EXHIBITS

Exhibit No.	Description

1.	Commonwealth Bank of Australia — Appointment of CBA Director — Mr Harrison Young
2.	Commonwealth Bank of Australia — Appointment of CBA Director — Sir John Anderson
3.	Commonwealth Bank of Australia — Third Quarter Trading Update